JC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008829

February 11, 2004

James M. Quinn
Secretary and Assistant General Counsel
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/11/2004

Re: Eastman Kodak Company
Incoming letter dated January 13, 2004

Dear Mr. Quinn:

This is in response to your letter dated January 13, 2004 concerning the shareholder proposals submitted to Eastman Kodak by the American Federation of State, County and Municipal Employees. We also have received a letter on behalf of the proponent dated February 9, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 27 2004
THOMSON
FINANCIAL

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federal of State, County and Municipal Employees Pension Plan
1625 L Street, NW
Washington, DC 20036

3/12 35

January 13, 2004

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Eastman Kodak Company
Shareholder Proposal of AFSCME

Ladies and Gentlemen:

On behalf of Eastman Kodak Company, a New Jersey corporation (the ***"Company"***), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby request confirmation that the staff members of the Division of Corporation Finance (the ***"Staff"***) will not recommend any enforcement action to the United States Securities and Exchange Commission (the ***"Commission"***) if, in reliance on certain provisions of Rule 14a-8, the Company excludes a proposal and supporting statement (the ***"Proposal"***) submitted by the American Federation of State, County and Municipal Employees ("***AFSCME***" or the ***"Proponent"***) from the Company's proxy statement relating to its 2004 Annual Meeting of Shareholders (the ***"2004 Annual Meeting"***). The Proposal would amend the Company's By-laws to provide that if the Company's Board of Directors failed to take action requested in a shareholder proposal receiving a majority of votes cast at an annual meeting, the Board must constitute a shareholders committee with which the Board is required to meet no fewer than two times prior to the next annual meeting to communicate regarding the subject matter of the Proposal.

The Company believes that the Proposal may be omitted from the Company's proxy materials for the 2004 Annual Meeting pursuant to Rule 14a-8(i)(1) because it is improper under the laws of the State of New Jersey, in that there is no statutory authority to create such a committee of shareholders. The Company also believes the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it is vague and indefinite.

To the extent the reasons for omission are based on New Jersey state law these reasons are the opinion of Pitney, Hardin, Kipp & Szuch LLP, attorneys licensed and admitted to practice in New Jersey.

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. The Company intends to file definitive proxy materials with the Commission 80 or more days after the date of this letter.

James M. Quinn
Secretary and Assistant General Counsel, EASTMAN KODAK COMPANY
343 State Street • Rochester, New York 14650-0218 • 585 724-4368 • FAX: 585 724-9549 • jim.quinn@kodak.com

A. The Proposal

The Proposal would amend the Company's By-laws to provide that if the Company's Board of Directors failed to take action requested in a shareholder proposal receiving a majority of votes cast at an annual meeting, the Board must constitute a shareholders committee and the independent directors are required to meet with this shareholder committee no fewer than two times prior to the next annual meeting. The Proposal contains no specific criteria for committee membership and no particular limit on committee size so long as it includes the proponent of the proposal and all shareholders interested in participating, the number of which is unknown. The amendment to the Company's by-laws would require the Company's Board to "communicate" regarding the proposal in an undefined format, possibly exchanging unspecified information, for unspecified periods of time.

B. Reasons for Exclusion of the Proposal

(1.) Improper under New Jersey Law. The proposal may be excluded because it is improper under New Jersey law. As the attached opinion of Pitney, Hardin, Kipp & Szuch, LLP demonstrates, the Company is not authorized under the New Jersey Business Corporation Act ("***NJBCA***") and its Restated Certificate of Incorporation to create a shareholder committee, even if the shareholders were to approve the proposed by-law.

Shareholders of a New Jersey corporation are free at any time to independently establish among themselves any committees or other groups they wish to form; the NJBCA does not empower a corporation to prevent the establishment of such committees. In contrast, a shareholder committee established pursuant to the proposed by-law would be solely created by the Company, something the Company has no power to do via its by-laws or otherwise.

Under the NJBCA, "The business and affairs of a corporation shall be managed by or under the direction of its board except as in this act or in its certificate of incorporation otherwise provided." (emphasis added) NJBCA § 14A:6-1. Section 5 of the Company's Restated Certificate of Incorporation which was adopted by the shareholders provides: "The affairs of the Company shall be managed by a Board of Directors." "The authority of the directors in the conduct of the business of the corporation must be regarded as an absolute when they act within the law." *Madsen v. Burns Brothers,* 108 N.J.Eq. 275, 281 (Ch.1931). The NJBCA does not provide for or authorize a shareholder committee or authorize the adoption of a by-law (by shareholders or otherwise) which restricts in any way the board in its management of the business and affairs of a corporation, except as discussed below.

If the shareholder proposal were adopted, the by-law would require the Board to create the proposed shareholder committee and to meet "no fewer than two times" with the committee. The proposal attempts to avoid any conflict with the Company's Restated Certificate of Incorporation or the NJBCA by specifying that the shareholder committee "will not interfere with the Board's authority to manage the business and affairs of the company." But mandating that the Board create a committee, that the Board's independent directors meet with the shareholder committee no fewer than two times and that the Board communicate with the Committee, and then providing that the committee will not interfere with the Board's authority is both contradictory and disingenuous.

The problem with the proposal is highlighted by the fact that the independent members of the Board must meet with the committee "no fewer than two times" a year. If this proposal were authorized by New Jersey law, there is no reason why a similar proposal could not specify that the Board or independent directors meet no fewer than 10 times a year or 25 times a year, or that the CEO meet twice a week with the committee. The encroachment on the management of the business and affairs of a corporation by mandated meetings is camouflaged (and perhaps well-meaning) but clear. The creation of the committee with an obligation to meet with the independent directors at least twice a year is a slippery slope no matter how well-intentioned.

The NJBCA provides an absolute line of demarcation in this area which the proposed by-law clearly exceeds. Although the proposal does not require the Board to "say" anything to the committee, the concept of a "meeting" implies that the Board is to provide information to such a committee and respond to the committee's proposals or comments. This violates New Jersey law by infringing upon the authority of the Board under the NJBCA and the Company's Restated Certificate of Incorporation. There is no statutory provision, case law or commentary in New Jersey law to support such a shareholder committee. The reasons for this line of demarcation are clear in the statute, and fully set forth in the attached opinion of New Jersey counsel.

The opinion of New Jersey counsel sets forth other reasons why such committee violates the NJBCA, including that such a committee could only be authorized in the certificate of incorporation.

(2.) Impermissibly vague and indefinite. The Company believes the Proposal is excludable pursuant to Rule 14a8(i)(3) which states a proposal may be omitted if it or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, M, The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareowners nor the company would know how to implement the proposal); Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is so inherently vague and indefinite" that neither the share owners nor .the company would be able to determine "exactly what actions or measures the proposal requires"); and NYNEX Corporation (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal is vague and indefinite because it fails to define critical terms or otherwise provide guidance on how it should be implemented. The proposed shareholder committee has no apparent size limit. The larger the committee is, the more it appears to be a "rump" group of shareholders pressing the corporation with its own agenda. The smaller the committee is the more it appears to be the individual exercise of a few shareholders with no particular direction from the entire body of shareholders.

The proposal contains no selection methodology that the Company could implement even if it were permitted to do so. The committee is to be composed of shareholders "that indicate to the Company an interest in participating..." How does the Board determine who has expressed an interest? Suppose two hundred shareholders express interest. How is the Board to decide who can join? What potential liabilities does the Board have to those who are excluded?

The proposal requires the Board to meet with the committee in order to "communicate." What is meant by the term "communicate?" This issue is complicated by the fact that the shareholders would have no fiduciary duty to the Company, while the Board, weighed by fiduciary responsibility, could be in a position where, perhaps, information should not be shared with the committee leading to silent face-off with no meaningful communication. Although the Proposal does not purport to entitle the committee to compel the Board to take action, would the shareholders have rights against the Company if they believed the meetings did not involve "communication?" How could such issues be resolved by the courts?

Accordingly, for the reasons stated above, the Proposal is so inherently vague and indefinite that it may be omitted from the Company's proxy materials pursuant to Rule 14a8(i)(3).

C. <u>Conclusion</u>

On the basis of the foregoing, the Company respectfully requests the Staff confirm it will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy materials for the 2004 Annual Meeting. Should the Staff decide not to provide such confirmation, the Company respectfully requests the undersigned be notified and given an opportunity to discuss such decision with the Staff. Based on the Company's timetable for the 2004 Annual Meeting, a response from the Staff by February 10, 2003 would be of great assistance.

By copy of this letter, in accordance with Rule 14a-8(j), the Company is informing the Proponent of the Company's intention not to include the Proposal in its proxy materials for the 2004 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 585-724-4368 or at jim.quinn@kodak.com.

Respectfully submitted,

cc: Mr. Gerald W. McEntee
Chairman, AFSCME
1625 L. Street, N.W.
Washington, D.C. 20036

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

February 9, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by Eastman Kodak Company

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan"), submitted to Eastman Kodak Company ("Eastman Kodak" or the "Company") a shareholder proposal (the "Proposal") amending the Company's bylaws to provide for the establishment of a "Majority Vote Shareholder Committee" in the event that a shareholder proposal is supported by a majority of the shares voted and Eastman Kodak's board of directors (the "Board") does not take the action requested in the Proposal within 180 days of the meeting at which the vote was obtained. The purpose of the Majority Vote Shareholder Committee is to provide a mechanism for the Proposal's proponent and other interested shareholders to communicate with the independent members of the Board regarding the subject matter of the Proposal.

In a letter to the Commission dated January 13, 2004, Eastman Kodak stated that it intends to omit the Proposal from its proxy materials being prepared for the 2004 annual meeting of shareholders. Eastman Kodak argues that it is entitled to exclude the Proposal in reliance on (i) Rule 14a-8(i)(1) because the Proposal violates the law of New Jersey, the jurisdiction of Eastman Kodak's incorporation; and (ii) Rule 14a-8(i)(3), as materially false and misleading to shareholders. As discussed more fully below, and as supported by the opinion of special counsel attached hereto, neither of the exclusions relied on by Eastman Kodak supports omission of the Proposal.

Improper Subject for Action by Shareholders Under New Jersey Law

Eastman Kodak urges that it is not authorized under the New Jersey Business Corporation Act ("NJBCA") and the Company's certificate of incorporation to create the Majority Vote Shareholder Committee. Specifically, Eastman Kodak claims that establishment of the Majority Vote Shareholder Committee, and the requirement that independent directors meet with that committee twice, would encroach on the Board's power, conferred by NJBCA section 14A:6-1, to manage "the business and affairs" of the Company.

As discussed in more detail in the attached opinion of Friedman, Kaplan, Seiler & Adelman ("FKSA"), which has acted as counsel to the Plan on matters of New Jersey law, the by-law contained in the Proposal would not impermissibly infringe on the Board's authority to manage Eastman Kodak's business or otherwise violate New Jersey law. First, and most important, the Majority Vote Shareholder Committee would have no power to act on behalf of the Board or Eastman Kodak, nor would it have any authority to set corporate policy, manage the Company or direct the Company's management to do anything. Indeed, the by-law itself states that plainly.

Second, Eastman Kodak's "slippery slope" argument—which warns that although the by-law contained in the Proposal requires only two meetings with independent directors, it could just as easily require 25 per year—is not supported by New Jersey law, which would invalidate an unreasonable or inequitable by-law like the one hypothesized by Eastman Kodak. Third, Eastman Kodak reads into the Proposal requirements that the Board provide information to the Majority Vote Shareholder Committee and respond to its proposals or comments that simply are not in the Proposal, in an effort to show that the Majority Vote Shareholder Committee would exercise power over the Board. Fourth, Eastman Kodak's reliance on Section 14A:5-21 of the NJBCA is misplaced because the Proposal does not provide for any transfer of Board power to the Majority Vote Shareholder Committee, the subject of that statutory provision.

Fifth, Eastman Kodak asserts incorrectly that, unlike shareholder meetings, the Majority Vote Shareholder Committee would not be governed by the NJBCA and would not be open to all shareholders; the inaccuracy of the latter assertion is evident on the face of the Proposal. Finally, Eastman Kodak claims that New Jersey law requires any limitations on the Board's management of the Company to be set forth in its certificate of incorporation. Because the Proposal would not restrict the Board in its management of Eastman Kodak's business, this statement is inapposite.

Impermissibly Vague and Indefinite

Eastman Kodak claims that the entire Proposal is excludable pursuant to Rule 14a-8(i)(3), which allows omission of proposals that are materially misleading to shareholders in violation of the Commission's Rule 14a-9, because the Proposal is so vague and indefinite that neither shareholders nor the Board can determine what actions would need to be taken to implement the Proposal. Eastman Kodak points to the apparent lack of a size limit on the Majority Vote Shareholder Committee and methodology for selecting its members.

However, these matters are not material to implementation of the Proposal. It is unlikely that a shareholder weighing how to vote on the Proposal would vote one way if membership on the Majority Vote Shareholder Committee were capped at 10 and differently if it were capped at 20. Further, a reasonable shareholder reading the Proposal would infer from the absence of a selection methodology that membership on the Committee would be open to all interested shareholders. That could be a strength or a weakness of the Proposal, depending on the shareholder's point of view.

Finally, Eastman Kodak also complains that the term "communicate" in the Proposal is undefined. Because the purpose of the Majority Vote Shareholder Committee is to facilitate the transmission of shareholder opinion to the independent members of the Board, unmediated by any management filter, the possibility that those Board members could sit silently through the meeting with the Majority Vote Shareholder Committee would not render the Proposal meaningless. In other words, the "communication" to which the Proposal refers would not require the independent directors to say anything, if they believed that was the most prudent course of action. In any event, the Plan believes that the plain meaning of the word "communicate" is clear and would not confuse shareholders evaluating how to vote on the Proposal.

* * * *

Please do not hesitate to contact me on (202) 429-1007 if you have any questions or need anything further. The Plan appreciates the opportunity to be of assistance to the Staff on this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: James M. Quinn
Secretary and Assistant General Counsel
Eastman Kodak Company
Fax # 585-724-9549

FRIEDMAN KAPLAN SEILER & ADELMAN LLP

A LIMITED LIABILITY PARTNERSHIP FORMED IN THE STATE OF NEW YORK

ONE GATEWAY CENTER, 25TH FLOOR

NEWARK, NJ 07102-5311

TELEPHONE (973) 297-4700

FACSIMILE (973) 297-4701

WWW.FKLAW.COM

PAUL J. FISHMAN
ROBERT J. LACK

JOSHUA A. POLAK
KARIN I. MCEWEN
JENNY F. COHEN

NEW YORK OFFICE

1633 BROADWAY
NEW YORK, NY 10019-6708

TELEPHONE (212) 833-1100
FACSIMILE (212) 833-1250

RECEIVED
FEB 10 2004
OFFICE OF THE SECRETARY

February 6, 2004

American Federation of State,
County and Municipal Employees
Pension Plan
1625 L Street, N.W.
Washington, DC 20036

Re: Eastman Kodak Company
Shareholder Proposal of American Federation of State, County and Municipal Employees Pension Plan

Ladies and Gentlemen:

On November 20, 2003, the Employees Pension Plan for the American Federation of State, County and Municipal Employees Pension Plan (the "Proponent") submitted a proposal (the "Proposal") to Eastman Kodak Company, a New Jersey corporation (the "Company"), for inclusion in the Company's proxy material for its 2004 annual meeting of shareholders pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On January 13, 2004, the Company issued notice of its intention to exclude the Proposal from its proxy material and made a Request for No-Action Advice to the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "SEC"). In its Request for No-Action Advice, the Company relied on the opinion of the law firm of Pitney, Hardin, Kipp & Szuch LLP ("PHKS") as to certain matters of New Jersey law.

You have asked us to address the Company's claim that the Proposal may be excluded under Rule 14a-8(i)(1) because it is improper under the laws of the State of New Jersey. In connection herewith we have reviewed: (i) the Proposal, including the proposed amendment (the "By-Law Amendment") of the Company's by-laws submitted by the Proponent, (ii) the letter from the Proponent to the Company, dated November 20, 2003, (iii) the letter from the Company to the SEC, dated January 13, 2004, (iv) the opinion of PHKS, dated January 12, 2004, (v) the Company's by-laws; and (vi) the Company's Restated Certificate of Incorporation.

For the reasons set forth below, we are of the opinion that the Proposal is a proper subject for action by shareholders under New Jersey law.

The Proposal is a Proper Subject for Shareholder Action under New Jersey Law

In arguing that the Proposal may be excluded from its proxy materials pursuant to Rule 14a-8(i)(1), the Company asserts that the opinion of PHKS demonstrates that, "the Company is not authorized under the New Jersey Business Corporation Act ('NJBCA') and its Restated Certificate of Incorporation to create a shareholder committee, even if the shareholders were to approve the proposed by-law." In fact, the opinion of PHKS does not demonstrate that the Company is not authorized to create a shareholder committee. Rather, the opinion of PHKS demonstrates that: "The NJBCA does not provide for or authorize a shareholder committee or authorize that adoption of a by-law (by shareholders or otherwise) *which restricts in any way the board in its management of the business of the corporation*, except as discussed below." The PHKS opinion that the proposal would violate New Jersey law rests entirely upon the conclusion that the Committee would violate Section 14A:6-1 of the NJBCA by restricting the board in its management of the business of the Company.

Contrary to the Company's assertions and the PHKS opinion, the Proposal will not restrict or infringe upon the Board's authority to manage the business of the Company. The By-Law Amendment expressly provides that, "the Committee will not be authorized to act on behalf of the Board or to compel the Board to take action, and will not interfere with the Board's authority to manage the business and affairs of the company." Nowhere does the Proposal suggest that the Committee will have any ability to exercise any powers possessed by the Board. The Committee would have no authority to set corporate policy, manage the corporation, or direct management to do anything. Thus, it is our opinion that the Committee would not violate New Jersey law.

Recent SEC No-Action Letters

Because the Company and the PHKS opinion are unable to point to any specific New Jersey precedent which indicates that the Proposal would violate New Jersey law, they resort to the general argument that the Committee would infringe upon the authority of the board in violation of Section 14A:6-1 of the NJBCA. This is not a novel approach. In 1997, the Aydin Corporation, a Delaware corporation, argued in a no-action letter to the SEC that a shareholder proposal containing a by-law amendment which would establish a Stockholders' Advisory Committee was excludable under Rule 14a-8(c)(1)[1] because such proposal would allow for an impermissible restriction upon the power of the board of directors to manage the business of the corporation under Section 141 of the Delaware General Corporation Law. See Aydin Corporation, S.E.C. No-Action Letter, 1997 WL 45462. The SEC was unable to concur with the Aydin Corporation's position that the proposal could be excluded on such grounds.

In 2003, the Proponent submitted a shareholder proposal that was substantially identical to the Proposal at The Kroger Co. for inclusion in its 2003 proxy materials. See The Kroger Co., S.E.C. No-Action Letter, 2003 WL 1900797. Like the Company, The Kroger Co., an Ohio corporation, argued that the Proponent's shareholder proposal was excludable under Rule 14a-8(i)(1) because it would "usurp the authority of the Board of Directors and force the Board to take actions in managing the business and affairs of the corporation that it otherwise would not take." Again, the SEC was unable to concur with The Kroger Co.'s position.

The PHKS Opinion

In support of its opinion that the Proposal would violate New Jersey law because the Committee would illegally restrict the board, PHKS makes six points. First, the PHKS opinion claims that, "mandating that the Board create a committee and then providing that the committee will not interfere with the Board's authority is both contradictory and disingenuous." The PHKS opinion does not go on to explain the alleged contradiction, but it appears to be confusing the issue by attributing the board's obligation to create the Committee to the Committee itself. Indeed, it would be contradictory if the Committee compelled its own creation and then provided that it could not compel the board to act. However, that is not the case here. The board's obligation to create the Committee would arise under a by-law approved by the majority of the shareholders of the Company. Such by-law would also provide that the Committee would not interfere with the Board in its management of the Company. This is not contradictory.

If the PHKS opinion is suggesting that the By-Law Amendment would violate New Jersey law simply because it would compel the board to form the Committee, it has failed to cite any support for this claim. Under Section 14A:2-9(1) of the NJBCA, shareholders have the power to pass by-laws and they even have the power to provide that such by-laws may not be amended or repealed by the board. Every shareholder by-law will necessarily compel some sort of action on the part of the board because it is the board that is ultimately responsible for the administration of the Company's by-laws. A shareholder by-law will only violate New Jersey law by reason of the fact that it compels the board to act when the action so compelled relates to the board's management of the

[1] Rule 14a-8 was amended in 1998. Rule 14a-8(c)(1) was the pre-1998 amendment equivalent of Rule 14a-8(i)(1).

business of the corporation. In this case, the formation of the Committee is to facilitate shareholder communication with the board on the issue of shareholder proposals. This does not relate to the board's management of the business of the Company. On the contrary, it relates to a matter of corporate governance which is a proper subject for shareholder action under New Jersey law.

Second, the PHKS opinion makes a "slippery slope" argument saying, "If this proposal were authorized by New Jersey law, there is no reason why a similar proposal could not specify that the Board or independent directors meet no fewer than 10 times a year or 25 times a year...." The PHKS opinion presents the prospect of a by-law requiring 25 meetings a year because it seems so unreasonable and inequitable. While not asserting that the Proposal itself is unreasonable or inequitable, the PHKS opinion suggests that by allowing the Proposal to be included in the Company's proxy materials, the SEC would be opening the door to such unreason and inequity. This concern is unwarranted. It is a well established principle of corporate law that "by-laws must be reasonable in their application." See Frantz Manufacturing Co. v. EAC Industries, 501 A.2d 401, 407 (Del. 1985)[2]; 8 William Meade Fletcher et al., Fletcher Cyclopedia of the Law of Private Corporations § 4191 (perm. ed., rev. vol. 2001) ("It is essential to their validity that bylaws be reasonable and not arbitrary or oppressive."). Furthermore, it is well established that "inequitable action does not become permissible simply because it is legally possible." See Schnell v. Chris-Craft Industries, 285 A.2d 437, 439 (Del. 1971). A shareholder by-law which unreasonably and/or inequitably required the board to meet 25 times a year with a shareholder committee would be contrary to New Jersey law and would be excludable under Rule 14a-8(i)(1) or (2). Thus, the SEC would not be opening the door to unreason and inequity by allowing the shareholders consider this Proposal which is itself reasonable and equitable.

Third, the PHKS opinion asserts that: "It is our opinion that the NJBCA provides an absolute line of demarcation in this area which the proposed by-law clearly exceeds." In support of this assertion, the PHKS opinion says that in requiring the Board to meet with the Committee, the Proposal, by implication, requires the Board "to provide information to such committee and respond to the Committee's proposals or comments". We see nothing in the Proposal to support this claim. To the contrary, the By-Law Amendment expressly provides that the Committee has no authority to compel the Board to take any action and will not interfere with the Board's authority to manage the business of the Company. If the Committee lacks the authority to compel the Board to take any action, it certainly lacks the authority to compel the Board to provide information and respond to proposals or comments. Of course, if the Board were to

---

[2] The New Jersey courts generally have held that in analyzing corporate law issues in which the statute does not provide an answer, Delaware case law may be considered to be an "appropriate source of reference." See Pagostin v. Uniroyal, Inc., et. al., 216 N.J. Super. 363, 373 (1987), In Re: PSE&G Shareholder Litigation, 173 N.J. 258 (2002).

choose to provide the Committee with information or respond to proposals or comments, it could do so.

Fourth, the PHKS opinion devotes five paragraphs to a discussion of Section 14A:5-21 of the NJBCA. Section 14A:5-21 allows, under certain circumstances, for the transfer of board power to shareholders. The PHKS opinion asserts that: "There is no other basis in the NJBCA by which the Board could create a committee of shareholders serving any function which could require any action or interaction by or with the Board." The flaw in this line of reasoning is that it assumes that the Committee will exercise power that has been reserved for the Board under Section 14A:5-21 of the NJBCA. To reiterate, the By-Law Amendment expressly provides that the Committee has no authority to compel the Board to take any action and will not interfere with the Board's authority to manage the business of the Company. Ultimately, the PHKS opinion's discussion of Section 14A:5-21 is irrelevant to the issue of whether the Committee will illegally restrict the Board.

Fifth, the PHKS opinion draws an analogy between the Committee and shareholder meetings, but notes that the two are distinct in that the shareholder meeting process is governed by the NJBCA and that all shareholders are invited to participate in shareholder meetings. The PHKS opinion is incorrect on both counts. Any corporate activity which is carried out under the authority of a legal by-law is ultimately governed by the NJBCA because all legal by-laws are passed under the authority of the NJBCA. Thus, unless the By-Law Amendment is shown to be illegal, it is incorrect to conclude that the Committee would not be governed by the NJBCA. Furthermore, the PHKS opinion is incorrect when it suggests that the Committee is not open to all shareholders. The Proposal provides that any shareholder may participate in the Committee by indicating to the Company a desire to do so.

Finally, the PHKS opinion concludes by saying that limitations on the Board's management of the Company can only be provided for in the certificate of incorporation, but that the Company's Restated Certificate of Incorporation provides for no such limitation. This is certainly a true statement, but again, it is irrelevant to the issue of whether the Proposal would actually restrict the Board in its management of the business of the Company. We see no evidence that the Proposal would restrict the board in its management of the business of the Company and the PHKS opinion fails to make even one plausible argument why it would.

For all of the foregoing reasons, we are of the opinion that the Proposal is a proper subject for shareholder action under the laws of the State of New Jersey.

Very truly yours,

Friedman Kaplan Seiler & Adelman LLP

Friedman, Kaplan, Seiler & Adelman LLP

NOV 21 2003
LEGAL DEPT.

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

November 20, 2003

Via Overnight Mail and Telecopier (585) 724-9549

Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218
Attention: James M. Quinn, Secretary and Assistant General Counsel

Dear Mr. Quinn,

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2003 proxy statement of Eastman Kodak Company (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held. A copy of our proof of ownership will be forthcoming within seven days.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

GWMcE:jhk

RESOLVED, that the shareholders of Eastman Kodak ("Kodak" or the "Company"), pursuant to Section 2-9 of the New Jersey Business Corporation Act and Article 9 of the bylaws, hereby amend the bylaws to add the following:

"Article 2

DIRECTORS

Section 14. Majority Votes on Shareholder Proposals.

If a proposal (the "Proposal") submitted by a shareholder for a vote at a meeting of shareholders pursuant to Rule 14a-8 of the Securities and Exchange Commission receives a majority of the votes cast (a "Majority Vote"), and the Board of Directors (the "Board") does not take the action requested in the Proposal (or, in the case of a Proposal seeking a charter amendment, does not resolve to submit such amendment to shareholders, and recommend in favor of its approval, at the next shareholders' meeting) within 180 days of the meeting at which the vote was obtained, then:

(a) The Board shall constitute a "Majority Vote Shareholder Committee" (the "Committee") composed of the proponent of the Proposal and other shareholders that indicate to the Company an interest in participating in the Committee;

(b) The purpose of the Committee will be to communicate with the Board regarding the subject matter of the Proposal; the Committee will not be authorized to act on behalf of the Board or to compel the Board to take action, and will not interfere with the Board's authority to manage the business and affairs of the company; and

(c) The independent members of the Board shall meet with the Committee no fewer than two times between the date on which the Committee is constituted and the next annual meeting of shareholders.

The Board may abolish the Committee if (i) the Board takes the action requested in the Proposal; or (ii) the Proposal's proponent notifies the Board that it does not object to abolition of the Committee."

SUPPORTING STATEMENT

In 1997, 1998, 1999, and 2000, a majority of Company shareholders voting on the matter supported a shareholder proposal seeking declassification of the Company's board of directors. Nonetheless, Kodak's board has not taken any steps toward declassification. Additionally, in 2003, a majority of Company shareholders voting on the matter also supported a proposal to expense stock options. In a letter to the Council of Institutional Investors dated July 28, 2000, Kodak suggests that although the proposal received a majority of the votes for four straight years from those who voted, this was not a majority of all outstanding shares.

The purpose of this proposal is to create a mechanism by which shareholders can communicate with their representatives, the independent directors. This proposal does not aim to supplant the board's decisionmaking power, but to improve that decisionmaking by ensuring that shareholders' viewpoints are fully presented to the independent directors.

We urge shareholders to vote FOR this proposal.

PITNEY, HARDIN, KIPP & SZUCH LLP

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January 12, 2004

Eastman Kodak Company
343 State Street
Rochester, New York 14650

Re: Shareholder Proposal

Eastman Kodak Company (the "Corporation"), a corporation organized under the New Jersey Business Corporation Act (the "NJBCA"), has received a request to include in its proxy materials for its 2004 annual meeting of shareholders a proposal which, if adopted by the shareholders, would amend the by-laws of the Corporation to direct that if the Corporation's Board of Directors (the "Board") does not, within a specified time period, take certain actions, the Board (i) must establish a self-selected committee of the Corporation's shareholders, (ii) create the committee to communicate with the Board, and (iii) require no fewer than two meetings between independent directors and the committee before the next annual meeting.

You have asked us whether the Corporation has the authority to adopt such a by-law.

We have reviewed the shareholder proposal, including the proposed amendment to the Corporation's by-laws, submitted to the Corporation by American Federation of State, County and Municipal Employees (the "Proponent") and the correspondence from the Proponent to the Corporation dated November 20, 2003. We have also reviewed the certificate of incorporation and by-laws of the Corporation.

For the reasons that follow, it is our opinion that the Corporation lacks the authority under the NJBCA and its Restated Certificate of Incorporation to create a shareholder committee, even if the shareholders were to approve the proposed by-law.

Analysis

Shareholders of a New Jersey corporation are free at any time to independently establish among themselves any committees or other groups they wish to form; the NJBCA does not empower a corporation to prevent the establishment of such committees. But such a self-formed shareholder committee would not be created by the corporation.

In contrast, a shareholder committee established pursuant to the proposed by-law would be a shareholder committee created by the Corporation. The establishment, membership, and function of the shareholder committee would be determined by the Corporation's by-laws. A shareholder committee created by the Corporation is different from a committee established by the shareholders independently.

The NJBCA provides: "The business and affairs of a corporation shall be managed by or under the direction of its board except as in this act or in its certificate of incorporation otherwise provided." (emphasis added) NJBCA § 14A:6-1. Section 5 of the Corporation's Restated Certificate of Incorporation which was adopted by the shareholders provides: "The affairs of the Company shall be managed by a Board of Directors." "The authority of the directors in the conduct of the business of the corporation must be regarded as an absolute when they act within the law." *Madsen v. Burns Brothers,* 108 N.J.Eq. 275, 281 (Ch.1931). The NJBCA does not provide for or authorize a shareholder committee or authorize the adoption of a by-law (by shareholders or otherwise) which restricts in any way the board in its management of the business of the corporation, except as discussed below. If the shareholders of a New Jersey corporation are not satisfied with the management of the corporation, they should elect new directors. *Elevator Supplies Company, Inc. vs. Wylde*, 106 N.J.Eq. 163, 165 (Ch. 1930).

If the shareholder proposal were adopted, the by-law would require the Board to create the proposed shareholder committee and to meet "no fewer than two times" with the committee. The proposal attempts to side-step any conflict with the Corporation's Restated Certificate of Incorporation or the NJBCA by specifying that the shareholder committee "will not interfere with the Board's authority to manage the business and affairs of the company." But mandating that the Board create a committee and then providing that the committee will not interfere with the Board's authority is both contradictory and disingenuous.

The problem with the proposal is highlighted by the fact that the independent members of the Board must meet with the committee "no fewer than two times" a year. If this proposal were authorized by New Jersey law, there is no reason why a similar proposal could not specify that the Board or independent directors meet no fewer than 10 times a year or 25 times a year, or that the CEO meet twice a week with the committee. The encroachment on the management of the business and affairs of a corporation by mandated meetings is camouflaged (and perhaps well-meaning) but clear. The creation of the committee with an obligation to meet with the independent directors at least twice a year is a slippery slope no matter how well-intentioned.

It is our opinion that the NJBCA provides an absolute line of demarcation in this area which the proposed by-law clearly exceeds. Although the proposal does not require the Board to "say" anything to the Committee, the concept of a "meeting" implies that the Board is to provide information to such a committee and respond to the Committee's proposals or comments. This violates New Jersey law by infringing upon the authority of the Board under the NJBCA and the Corporation's Restated Certificate of Incorporation. There is no statutory provision, case law or commentary in New Jersey law to support such a shareholder committee. The reasons for this line of demarcation are clear in the statute.

Section 14A:5-21(2) of the NJBCA provides that some or all of the management otherwise invested in the Board can be transferred to the shareholders, or to a group of shareholders, subject to specific requirements. Any such provision transferring some or all of management to shareholders must be set forth in the corporation's certificate of incorporation. NJBCA § 14:A:5-21(2). Any such provision is void if shares of the corporation are listed on a national securities exchange or quoted in an over the counter market by one or more members of a national securities association. NJBCA § 14:A:5-21(3). Where management of a corporation is transferred to the shareholders pursuant to Section 14A:5-21(2), the effect of such transfer is that the "rights, powers, privileges and *liabilities*" (emphasis added) are transferred to the responsible shareholders and the directors are relieved of the liabilities ordinarily imposed upon the board of directors. NJBCA § 14:A:5-21(5).

The control provisions provided in Section 14A:5-21 do not apply to the Corporation because (i) the Corporation's Restated Certificate of Incorporation does not contain a provision transferring management to shareholders and, even if it did, (ii) the shares of the Corporation are listed on the New York Stock Exchange, a national securities exchange. There is no other basis in the NJBCA by which the Board could create a committee of shareholders serving any function which could require any action or interaction by or with the Board.

This statutory requirement is well grounded for the following reasons. Shareholders of a corporation have a right to control and vote their shares in their own interest without regard to fiduciary duties owed to other shareholders or to the corporation. Only a majority shareholder may have a fiduciary duty to other shareholders. The motive of a shareholder in taking any action may be for personal profit or determined by whim or caprice. *Bershad v. Curtiss-Wright Corporation, et. al.*, 535 A.2d 840, 845 (Del. 1987).[1] The Board's fiduciary duty to manage a corporate enterprise may not be delegated to shareholders *See Paramount Communications, Inc. v. Time, Inc.*, 571 A.2d 1140, 1154 (Del. 1989).

The directors of a corporation, however, have no such freedom to serve themselves. Directors are fiduciaries and owe a fiduciary duty to the corporation and its shareholders. *Hill Dredging Corp. v. Risley*, 18 N.J. 501, 530 (1955).

[1] The New Jersey courts generally have held that in analyzing corporate law issues in which the statute does not provide an answer, Delaware case law may be considered to be an "appropriate source of reference." *See Pagostin v. Uniroyal, Inc., et. al.*, 216 N.J.Super. 363, 373 (1987), *In Re: PSE&G Shareholder Litigation*, 173 N.J. 258 (2002).

The separation of the duties and responsibilities of a board of directors to the corporation from the right of shareholders to protect their own individual interests is implicit throughout the NJBCA, except with respect to Section 14:A:5-21(2) of the NJBCA discussed above.

We note that an annual or special meeting of shareholders is the process in the NJBCA most analogous to this shareholder committee. That meeting process is governed by the NJBCA and all shareholders are invited, not just those who want to exert pressure on the Board to do what they want. If the SEC were to permit the proposed by-law to be voted upon, the SEC would be paving the way to force the NJBCA and the New Jersey state legislature to the SEC's view of corporate norms, transforming the NJBCA into a free form and management-free democracy camouflaged by a "purpose to communicate."

Even if one assumes the by-law does not implicate Section 14A:5-21 or that Section 14A:5-21 does not limit this type of shareholder committee, Section 6-1 allows limitations on Board management only if provided by the NJBCA or in the certificate of incorporation. Here Section 5 of the Corporation's Restated Certificate of Incorporation provides: "The affairs of the Company shall be managed by a Board of Directors." It may be that an amendment to the certificate of incorporation could create a shareholder committee of this type as long as Section 14A:5-21 is not implicated. But this amendment cannot be accomplished in a by-law.

This opinion has been rendered to you for the purpose of your request to the United States Securities and Exchange Commission (the "SEC") and, for such purposes, may be submitted to the SEC and may be relied upon by the SEC.

Very truly yours,

Pitney, Hardin, Kipp & Szuch LLP

PITNEY, HARDIN, KIPP & SZUCH LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eastman Kodak Company
Incoming letter dated January 13, 2004

The proposal would amend Eastman Kodak's bylaws to provide for the creation of a shareholder committee to communicate with the Board regarding the subject matter of shareholder proposals that are approved and not acted upon.

We are unable to conclude that Eastman Kodak has met its burden of establishing that Eastman Kodak may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that Eastman Kodak may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Eastman Kodak may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Eastman Kodak may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Michael R. McCoy
Attorney-Advisor